UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission File Number:  000-11635

PhotoMedex, Inc.

(Exact Name of Registrant as Specified in its Charter)

Nevada	59-2058100
(State or Other Jurisdiction of Incorporation or	(I.R.S. Employer Identification No.)
Organization)

2300 Computer Drive, Building G, Willow Grove, PA 19090

(Address of Principal Executive Offices) (Zip Code)

215-619-3600

(Registrant’s Telephone Number, Including Area Code)

May 5, 2017

PHOTOMEDEX, INC.

2300 Computer Drive, Building G

Willow Grove, Pennsylvania 19090

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF PROPOSED CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

No vote or other action by stockholders is required in response to this Information Statement.

Proxies are not being solicited.

INTRODUCTION

This Information Statement is being furnished by PhotoMedex, Inc. (the “Company,” “we,” “us” or “our”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act (“Rule 14f-1”).  This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

This Information Statement is being mailed on or about May 5, 2017 to the holders of our common stock, par value $0.01 per share, regarding a change of a majority of the members of our board of directors (the “Board”) (four out of seven members) to be effected in connection with the transactions contemplated by the Interest Contribution Agreement, dated March 31, 2017, by and among First Capital Real Estate Operating Partnership, L.P., a Delaware limited partnership (the “Contributor”), First Capital Real Estate Trust Incorporated, a Maryland corporation (the “Contributor Parent”), FC Global Realty Operating Partnership, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (the “Acquiror”), and the Company (the “Contribution Agreement”).

Pursuant to the Contribution Agreement, the Contributor has agreed to contribute certain real estate assets to the Acquiror, and in exchange, the Company has agreed to issue to the Contributor or its designees shares of the Company’s common stock and Series A Convertible Preferred Stock and, if certain additional real estate assets are contributed to the Acquiror, a warrant for the purchase of shares of common stock (the “Contribution Transaction”). Following the issuance of shares under the Contribution Agreement, the Contributor or its designees will beneficially own more than 50% of the issued and outstanding shares of our common stock on a fully-diluted basis.

The initial closing of the Contribution Transaction (the “Closing”) is expected to occur on May 17, 2017 if all conditions precedent to the Closing are waived or satisfied.  Pursuant to the Contribution Agreement, we have agreed to take actions such that at the Closing, our Board will consist of seven persons of whom three shall be designated by us, three shall be designated by the Contributor Parent, and one (the “Nonaffiliated Director”) shall be selected by the other six directors; provided, however, that at least four of the members of the Board as so designated shall be independent directors as provided by the rules of NASDAQ (each an “Independent Director”). Of the Board designees of the parties, one of our designees shall be an Independent Director, two of the Contributor Parent’s designees shall be Independent Directors and the Nonaffiliated Director shall be an Independent Director. Our Audit Committee, Compensation Committee and Nominations and Corporate Governance Committee shall each consist of our designee who is an Independent Director, one of the Contributor Parent’s designees who is an Independent Director and the Nonaffiliated Director.

It is currently anticipated that as of the Closing, Lewis C. Pell, Yoav Ben-Dror and Stephen P. Connelly will resign from our Board, Dolev Rafaeli and Dennis M. McGrath will remain on our Board as our designees, Michael R. Stewart will be appointed as our Independent Director designee, Suneet Singal, Richard J. Leider and Dr. Bob Froehlich will be appointed as the Contributor Parent’s designees (with Richard J. Leider and Dr. Bob Froehlich serving as Independent Directors), and the new Board as so constituted will appoint the Nonaffiliated Director. See “Directors and Executive Officers - Directors and Officers After the Closing” for information concerning the appointees to the Board.

As a result of a change in a majority of the members of our Board, pursuant to Rule 14f-1 we are required to file with the Securities and Exchange Commission (the “SEC”) and transmit to our stockholders this Information Statement at least ten days before the appointment of Messrs. Stewart, Singal, Leider, and Froehlich becomes effective.

No action is required by our stockholders in connection with this Information Statement. Please read this Information Statement carefully.  It contains certain biographical and other information concerning the persons who will be appointed as directors at the time of the Closing.  However, their appointment will not become effective until at least ten days after we have filed this Information Statement with the SEC and transmitted it to our stockholders. All of our filings with the SEC and exhibits thereto may be inspected without charge at the public reference room of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

The approximate date of mailing of this Information Statement is May 5, 2017.

INFORMATION STATEMENT

PROPOSED CHANGE OF CONTROL

On March 31, 2017, the Company and the Acquiror entered into the Contribution Agreement with the Contributor and the Contributor Parent, under which the Contributor may contribute certain real estate assets to the Acquiror in a series of three installments no later than December 31, 2017. In exchange, the Contributor will receive shares of our common stock and newly designated Series A Convertible Preferred Stock as described below.

In the first contribution installment, which has an initial closing on or before May 17, 2017, the Contributor will transfer $10 million of assets to the Acquiror, comprising four vacant land sites set for development into gas stations located in northern California, and a single family residential development located in Los Lunas, New Mexico. In return, we will issue to the Contributor a number of duly authorized, fully paid and non-assessable shares of our common stock and Series A Convertible Preferred Stock, determined by dividing the $10 million value of that contribution by a specified per share value of $2.518 (the “Per Share Value”), which represents a 7.5% premium above the volume-weighted average price of all on-exchange transactions in our shares executed on NASDAQ during the forty-three (43) NASDAQ trading days prior to the NASDAQ trading day immediately prior to the public announcement of the Contribution Transaction by us and the Contributor Parent, as reported by Bloomberg L.P. The Contributor shall receive a number of shares equal to up to 19.9% of our issued and outstanding common stock immediately prior to the initial closing and the balance of the shares shall be paid in our newly designated Series A Convertible Preferred Stock.

The Contributor Parent is also required to contribute two additional property interests valued at $20 million if certain conditions as set forth in the Contribution Agreement are satisfied by December 31, 2017. This second installment is mandatory. The Contributor Parent must contribute to the Acquiror its 100% ownership interest in a private hotel located in Amarillo, Texas that has an appraised value of approximately $16 million and is currently undergoing renovations to convert to a Wyndham Garden Hotel. In addition, the Contributor Parent must contribute to the Acquiror its interest in Dutchman’s Bay and Serenity Bay, two planned full service resort hotel developments located in Antigua and Barbuda in which the Contributor Parent owns a 75% interest in coordination with the Antigua government. In exchange for these properties, we will issue to the Contributor a number of duly authorized, fully paid and non-assessable shares of our common stock or Series A Convertible Preferred Stock, determined by dividing the $20 million value of that contribution by the Per Share Value. The shares shall be comprised entirely of shares of common stock if the issuance has been approved by our stockholders prior to the issuance thereof and shall be comprised entirely of shares of Series A Convertible Preferred Stock if such approval has not yet been obtained.

The Contributor Parent has the option to contribute either or both of two additional property interests valued at $66.5 million if certain conditions as set forth in the Contribution Agreement are satisfied by December 31, 2017. This third installment is optional in the Contributor Parent’s sole discretion. The Contributor Parent may contribute to the Acquiror its interest in a resort development project on an island just south of Hilton Head, South Carolina. The Contributor Parent currently has the property under a Letter of Intent and expects to close on the property by December 31, 2017. This property is valued by the Contributor Parent at $22.5 million, based upon a senior lending position that the Contributor Parent holds under the Letter of Intent on this property. The Contributor Parent also may contribute to the Acquiror a golf and surf club development project on the Baja Peninsula in Mexico. The Contributor Parent also has this property under a Letter of Intent and expects to close by December 31, 2017. This property is valued by the Contributor Parent at $44 million based on the Contributor Parent’s commitment of $5 million upon closing on this property, plus a commitment for an additional $5 million and a second commitment of $34 million for construction of the project. In exchange for these properties, we will issue to the Contributor a number of duly authorized, fully paid and non-assessable shares of our common stock or Series A Convertible Preferred Stock, determined by dividing $86,450,000 (130% of the value of that contribution) by the Per Share Value. The shares shall be comprised entirely of shares of common stock if the issuance has been approved by our stockholders prior to the issuance thereof and shall be comprised entirely of shares of Series A Convertible Preferred Stock if such approval has not yet been obtained. In addition, we will issue to the Contributor a five (5) year warrant to purchase up to 25,000,000 shares of our common stock at an exercise price of $3.00 per share that shall vest with respect to the number of underlying shares upon the achievement of the milestones specified Contribution Agreement.

Following the issuance of shares under the Contribution Agreement, the Contributor or its designees will beneficially own more than 50% of the issued and outstanding shares of our common stock on a fully-diluted basis and a change in control of the Company will occur.

1

Pursuant to the Contribution Agreement, we have agreed to take actions such that at the Closing, our Board will consist of seven persons of whom three shall be designated by us, three shall be designated by the Contributor Parent, and one Nonaffiliated Director shall be selected by the other six directors; provided, however, that at least four of the members of the Board as so designated shall be Independent Directors. Of the Board designees of the parties, one of our designees shall be an Independent Director, two of the Contributor Parent’s designees shall be Independent Directors and the Nonaffiliated Director shall be an Independent Director. Our Audit Committee, Compensation Committee and Nominations and Corporate Governance Committee shall each consist of our designee who is an Independent Director, one of the Contributor Parent’s designees who is an Independent Director and the Nonaffiliated Director.

The size of our Board is currently set at five, and the Board currently consists of five directors elected at our annual meeting of stockholders on January 19, 2017.

It is currently anticipated that as of the Closing, Lewis C. Pell, Yoav Ben-Dror and Stephen P. Connelly will resign from our Board, Dolev Rafaeli and Dennis M. McGrath will remain on our Board as our designees, Michael R. Stewart will be appointed as our Independent Director designee, Suneet Singal, Richard J. Leider and Dr. Bob Froehlich will be appointed as the Contributor Parent’s designees (with Richard J. Leider and Dr. Bob Froehlich serving as Independent Directors), and the new Board as so constituted will appoint the Nonaffiliated Director. See “Directors and Executive Officers - Directors and Officers After the Closing” for information concerning the appointees to the Board.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Officers Prior to the Closing

Set forth below is biographical information for each of our directors and executive officers prior to the Closing.

NAME	AGE	POSITION
Lewis C. Pell	73	Non-Executive Chairman of the Board of Directors
Yoav Ben-Dror	64	Non-Executive Vice Chairman of the Board of Directors
Dolev Rafaeli	53	Chief Executive Officer and Director
Dennis M. McGrath	60	President, Chief Financial Officer and Director
Stephen P. Connelly	65	Director

Lewis C. Pell was appointed to our Board and was unanimously elected to serve as Non-Executive Chairman of the Board on December 12, 2011 and is the Chairman of the Compensation Committee. Mr. Pell was a member of the Board of our subsidiary Radiancy, Inc. (“Radiancy”) since 1998. Mr. Pell has founded over a dozen successful medical technology companies during the past three decades. In 1979, he founded Pentax Precision Instruments, which was sold to Asahi Optical Co. in 1990. In 1983, he founded American Endoscopy Inc., which was sold to C.R. Bard, Inc. (BCR-NYSE) in 1986. In 1984, he founded Versaflex Inc., which was sold to Medtronic in 1988. In 1989, he founded Heart Technology Corp., which went public in the U.S. in 1992 and was sold to Boston Scientific Corp. (BSX-NYSE) in 1995. In 1991, he founded InStent Inc., which became a public company in 1995 and was sold to Medtronic in 1996. In 1994, he founded Influence Inc., which was sold to American Medical Systems Inc. in 1999. Working with Dr. Shlomo Ben-Haim, Mr. Pell founded Biosense Inc. in 1994, which was sold to Johnson & Johnson in 1997. He is currently chairman and an investor for a number of private medical device companies. In 1992, he founded Vision-Sciences, Inc. which merged with Urolplasty, Inc. in 2015 to become Cogentix Medical, Inc. (CGNT NASDAQ) for which he is a director. Mr. Pell has a B.S. in political science from Brooklyn College and over 20 years of experience in the medical technology industry. Mr. Pell was selected to serve on our Board because of his over thirty-years’ experience in leadership roles in the medical device industry.

Yoav Ben-Dror was appointed to our Board and was elected to serve as Non-Executive Vice Chairman on December 12, 2011. Dr. Ben-Dror was the chairman of Radiancy’s Board since 2006. He is an entrepreneur with more than 30 years of experience in technology, medical devices and financial innovations. He currently serves on the Board of Dagon Batey-Mamguroth Le-Israel Ltd (silo houses), Final Inc. (high-frequency financial algorithm technology), Fitango Inc. (social network), Neurotech Solutions Ltd. (human cognition and behavior with an emphasis on attention deficit/hyperactivity disorder (ADHD)), Travelsys4u Ltd. (a personal mobility system for senior citizens), Impact First Investments Ltd. (investment management firm that specializes in social investing), and Tabit Technologies Ltd. (Formerly: My InPact Solutions Ltd.) (Mobile solutions for restaurant management). He is a director at Keren Shemesh Foundation for the Encouragement of Young Entrepreneurs (in association with YBI (Youth Business International), a foundation assisting young entrepreneurs in transforming an idea into a successful sustainable small business), a director at ANU – making change LTD. (HLZ) (social activity), a director at Hatnuah Hezrachit Hachadasha Ltd. (social activity), and a trustee at the Hecht-Zilzer Trust (charity). Dr. Ben Dror previously served on the Board of Cellcom Israel Ltd. (CEL-NYSE), Dubek Ltd. (tobacco), Magic Box Ltd. (financial algorithm technology) and Holon Institute of Technology (H.I.T.), and was a member of the Board of Trustees of the Holon Institute of Technology (H.I.T.). He was one of the founders of Amphorae Vineyard Ltd. (Winery - Israel). He was also involved with InStent Inc., Influence Medical Technologies Ltd. and Disc-O-Tech Medical Technologies Ltd. Dr. Ben Dror is a member of the Israel Bar and holds a Doctor of the Science of Jurisprudence (J.S.D.) from the School of Law (Boalt Hall), University of California, Berkeley. Dr. Ben-Dror was selected to serve on our Board because of his extensive background in business and financial entrepreneurship.

2

Dolev Rafaeli was appointed as our Chief Executive Officer and director in December 2011. Dr. Rafaeli joined Radiancy in February 2006 as president and CEO. He has over 23 years of experience managing international operations. Prior to joining Radiancy, Dr. Rafaeli served from 2004 to 2006 as president and CEO of the USR Group, a consumer electronics products manufacturer, managing operations in Israel, China, Hong Kong and the U.S. Between 2000 and 2004, Dr. Rafaeli founded and served as general manager of Orbotech Ltd. (ORBK-NASDAQ), an automated optical inspection capital equipment manufacturer for the electronics industry in China and Hong Kong, where he was instrumental in building these operations into a $100 million a year business. Between 1997 and 2000, Dr. Rafaeli served as CEO of USR Ltd., a global electronics contract manufacturing company providing design, supply chain and manufacturing services to dozens of clients in the communications, consumer and medical device fields. USR Ltd. employed approximately 1,000 individuals. Dr. Rafaeli previously served as director of operations and manager of the Arad manufacturing facility for Motorola in its Land Mobile Product Solutions division, manufacturing and distributing communications, consumer and other infrastructure electronics products in excess of $400 million annually. Dr. Rafaeli graduated with a B.Sc. in industrial engineering and management cum laude and a M.Sc. in operations management from the Technion-Israel Institute of Technology, and holds a Ph.D. in business management from Century University. Dr. Rafaeli was selected to serve on our Board because of his over twenty-years’ experience in consumer marketing and international sales and operations.

Dennis M. McGrath, upon completion of the merger with Radiancy, reassumed his role of Chief Financial Officer in addition to President and director of our Company, to which he was appointed in July 2009. Mr. McGrath had previously served as CFO and Vice President, finance and administration from January 2000 through June 2009 and as Chief Executive Officer from July 2009 until the merger date with Radiancy. He has held several senior-level positions in prior endeavors, including, from February 1999 to January 2000, serving as the COO of Internet Practice, the largest division for AnswerThink Consulting Group, Inc., a company specializing in business consulting and technology integration. Concurrently, from August 1999 until January 2000, Mr. McGrath served as CFO of Think New Ideas, Inc., a company specializing in interactive marketing services and business solutions. In addition to the financial reporting responsibilities, he was responsible for the merger integration of Think New Ideas, Inc. and AnswerThink Consulting Group, Inc. Prior to that, from September 1996 to February 1999, Mr. McGrath was CFO and executive vice-president, operations of TriSpan, Inc., an internet commerce solutions and technology consulting company that was acquired by AnswerThink Consulting Group, Inc. in 1999. Mr. McGrath is currently a director of Noninvasive Medical Technologies, Inc., LabStyle, Inc. and Cagent Vascular, Inc. In addition, Mr. McGrath serves on the Board of Trustees for Manor College and the Board of Visitors for Taylor University. Mr. McGrath graduated with a B.S. in accounting from LaSalle University in 1979 and became a Certified Public Accountant in 1981 and holds inactive licenses in Pennsylvania and New Jersey. Mr. McGrath was selected to serve on our Board because of his thirty years’ experience in the development and implementation of innovative business and marketing practices.

Stephen P. Connelly was appointed to our Board on May 3, 2007. Mr. Connelly joined Viasys Healthcare, Inc., a medical technology and device company in August 2001 and served as President and Chief Operating Officer from November 2002 until August 2004. In addition, Mr. Connelly was formerly Senior Vice President and General Manager of the Americas as well as a member of the Executive Committee of Rhone Poulenc Rorer. Mr. Connelly’s broad background includes over twenty-five years of experience in the planning, development and management of rapid-growth marketing-driven businesses in the medical device and pharmaceutical fields. Since 1999, Mr. Connelly has been an adjunct professor at St. Joseph’s University, teaching international management and global strategy in the MBA program in the Haub School of Business. In addition, Mr. Connelly has a diverse and comprehensive business background, with expertise in such areas as strategic and tactical business development, joint ventures, mergers, acquisitions and corporate partnering, structuring and finance. Mr. Connelly is well-versed in every aspect of marketing, sales, general management, research and development of high-technology products and processes. Mr. Connelly possesses extensive international experience, having lived in Asia and having had operational P&L responsibility in many developed countries. Mr. Connelly was selected to serve on the Company’s board because of his twenty-five years’ background in the medical device industry and his experience in business development. Mr. Connelly has a Bachelor’s in Business Administration with a concentration in Marketing from The University of Notre Dame and a Master’s in Business Administration from Syracuse University, and was selected to serve on our Board because of his twenty-five years’ background in the medical device industry and his experience in business development.

3

It is currently anticipated that at the time of the Closing, Lewis C. Pell, Yoav Ben-Dror and Stephen P. Connelly will resign from the Board.

Our directors currently have terms which will end at our next annual meeting of the stockholders or until their successors are elected and qualify, subject to their prior death, resignation or removal. Officers serve at the discretion of the Board. Members of our Board are encouraged to attend meetings of the Board and the Annual Meeting of Stockholders. The Board held nine meetings and executed five unanimous written consents in lieu of a meeting in 2016.

Directors and Officers After the Closing

It is currently anticipated that two of our existing directors, Dolev Rafaeli and Dennis M. McGrath, will continue to serve on our Board.  We intend to designate Michael R. Stewart to be appointed as a director as of the Closing. We have been advised by the Contributor Parent that it intends to designate Suneet Singal, Richard J. Leider and Dr. Bob Froehlich to be appointed as directors as of the Closing.  The new Board will also appoint the Nonaffiliated Director effective as of the Closing.

In addition, it is anticipated that Dolev Rafaeli will resign as our Chief Executive Officer, and Dennis M. McGrath will resign as our President and Chief Financial Officer, as of the Closing and will be replaced with new executive officers to be determined by the new Board.

Set forth below is biographical information for each of our directors after the Closing.

NAME	AGE	POSITION
Suneet Singal	38	Director
Richard J. Leider	57	Director
Dr. Bob Froehlich	64	Director
Dolev Rafaeli	53	Director
Dennis M. McGrath	60	Director
Michael R. Stewart	59	Director

The biographical information for Messrs. Dolev Rafaeli and Dennis M. McGrath is set forth above under “Directors and Officers Prior to the Closing.”

Suneet Singal has served as chairman and chief executive officer of the Contributor Parent since March 2017.  Mr. Singal has served as the chief executive officer of First Capital Real Estate Investments LLC (“FCREI”) since 2003, the chief executive officer, secretary and chairman of the board of directors of First Capital Real Estate Trust, Inc. (“FCRETI”) since 2015, and as chief executive officer and secretary of FCRETI’s external advisor since 2015. He began his real estate finance career in 2001 and formed FCREI in 2003. In 2006, Mr. Singal merged a subsidiary of FCREI with a real estate lending platform. From 2007 to 2011, Mr. Singal obtained entitlements for over a dozen projects in California encompassing industrial, retail, multifamily, senior assisted living, hospitality and mixed-use asset types. Between May 2015 and December 2015, Mr. Singal owned and served on the board of directors of Castle Mortgage Corp., an agency approved mortgage bank that Mr. Singal acquired, repositioned and sold. Mr. Singal received a BA in Finance, with a concentration in Investments from California State University at Sacramento and is a licensed California Mortgage Broker. Mr. Singal was selected to serve on our Board because of his background in the commercial real estate industry and particular knowledge of the properties to be contributed in the Contribution Transaction.

Richard J. Leider has more than 25 years of experience in the commercial real estate industry with active involvement in its sub-specialties of office, hospitality, investment, development, construction and strategic management. A hospitality veteran, Mr. Leider directed the repositioning, renovation and execution of the successful conversion of the Resort at Squaw Creek into a condominium hotel facility. Since March 2003, he has served as president of Paramount Hotels Inc. a California hotel management company. A principal and cofounder of Anvil Builders Inc., Mr. Leider has directed business development for that company since July 2010. From June 2005 to December 2008, he led the global real estate platform at Tano Capital, LLC and formerly directed the investment platform in Northern California on behalf of Buchanan Street. He was a managing director of global operations at Citadon, Inc., of San Francisco, a provider of Internet solutions for the real estate and construction industries, from June 2000 to December 2001. From 1996 to 2000, he was an executive director at DTZ Staubach Tie Leung in Hong Kong. While in Asia, Mr. Leider’s responsibilities included all aspects of the real estate life cycle, from advisory services to opportunistic institutional direct investment. Prior to his tenure with DTZ Staubach Tie Leung, Mr. Leider was a senior vice president at CBRE in San Francisco. Mr. Leider graduated from the University of California at Berkeley in 1981, earning a B.A. in Political Economies of Industrial Societies, and later studied at Worchester College at Oxford University. Mr. Leider serves on the Boards of Mercy Housing, American Cancer Society, Union Square Business Improvement District and its Public Policy Committee. He is a member of the Urban Land Institute, and CCIM Institute (Certified Commercial Investment Manager). Mr. Leider also serves as an independent board member of the Contributor Parent. Mr. Leider was selected to serve on our Board because of his twenty-five years’ background in the commercial real estate industry.

4

Dr. Bob Froehlich has amassed over 40 years of experience in and around Wall Street. He began his career in the public sector from 1975 until 1985, working as a Budget Analyst for the City of Dayton, Ohio, the Chief Financial Officer for Montgomery County, Ohio's Water & Sewer District and the first City Manager for the City of Beavercreek, Ohio. In 1985, he transitioned to the private sector where he was a senior executive with Ernst & Whinney from 1985 to 1989. From 1989 to 1997, Dr. Froehlich held several senior executive roles at Van Kampen Merritt which after its merger with American Capital became Van Kampen American Capital. In 2001, he was appointed Vice Chairman of Scudder Investments when Scudder Funds merged with Kemper Funds. In 2002, when Deutsche Bank acquired Scudder Investments, Dr. Froehlich was named Vice Chairman of Deutsche Asset Management, a role he held until he retired in 2009. He came out of retirement in 2009 to help rebrand Hartford Financial after it's near financial collapse serving as a Senior Executive with The Hartford Mutual Funds. In 2012, he retired for the second time. Since his second retirement from Wall Street, Dr. Froehlich has begun a new chapter in his professional career by building a portfolio of boards spanning private, public, not-for-profit and mutual fund companies. From a private company perspective, on June 4, 2014, Dr. Froehlich became the Chairman of the Board, CEO, President & Owner of the Kane County Cougars Baseball Club, the Class "A" minor league affiliate of the Arizona Diamondbacks and a member of the Midwest League. He was a Co-Owner and Director since January 7, 2013. On August 2, 2016, Dr. Froehlich was appointed an Independent Director for Galen Robotics, Inc., a spin-off from John Hopkins University, focusing on the surgical robotic microsurgery market. From a public company perspective, on October 3, 2014, Dr. Froehlich was appointed an Independent Director for AXAR Acquisition Corp. (formerly AR Capital Acquisition Corp.) (NASDAQ: AXAR), a special purpose acquisition corporation formed for the purpose of effecting a merger, capital stock exchange or similar business combinations. He serves as Chairman of the Compensation Committee and a member of the Audit Committee. In July 2014, Dr. Froehlich was appointed an Independent Director and Audit Committee, Conflicts Committee and Nominating & Governance Committee member for NexPoint Capital, Inc., a publicly registered non-traded business development company. In March 2017, Dr. Froehlich was appointed an Independent Director, Nominating & Corporate Governance Committee member and Audit Committee Chairman for First Capital Investment Corporation, a publicly registered non-traded business development company with an objective of investing primarily in small and middle market companies in the United States. From a not-for-profit company perspective, Dr. Froehlich serves on the Board of Directors of The Midwest League of Professional Baseball Clubs, Inc., on the Board of Directors and as Chairman of the Board for Kane County Cougars Foundation, Inc., and as an Independent Trustee and Distribution Committee Chairman and Audit Committee, and Litigation Committee member for Highland Capital Mutual Funds, a major mutual fund company. Previously from 2013 to 2016, Dr. Froehlich was an Independent Director and Audit Committee Chairman for ARC Healthcare Trust, Inc., a publicly registered non-traded real estate investment program and an Independent Director and Lead Independent Director, Audit Committee Chairman and Conflicts Committee Chairman for ARC Realty Finance Trust, Inc., a publicly registered non-traded real estate investment program. From 2012 to 2016, Dr. Froehlich was an Independent Director and Lead Independent Director, Audit Committee Chairman and Conflicts Committee Chairman for American Realty Capital Daily NAV Trust, Inc., a publicly registered nontraded real estate investment program. From 2013 to 2016, Dr. Froehlich was Lead Independent Trustee and Audit Committee Chairman for Realty Capital Income Funds. From 2014 to 2016, Dr. Froehlich was on the Advisory Board of Directors for Internet Connectivity Group, Inc., a full service digital media firm focusing on point of sale strategies. Dr. Froehlich received his Ph.D. from California Coast University in 1979, a M.A. from Central Michigan University in 1978, a M.P.A. from the University of Dayton in 1976 and a B.A. from the University of Dayton in 1975. In 2008, he was awarded an Honorary Doctorate of Commercial Sciences from the Board of Trustees of Central Michigan University.

Michael R. Stewart is a seasoned executive with over 25 years of experience in C-level positions and 36 total years’ experience in executive management, operations and finance. He brings a wealth of expertise with particular strength in operations, financial management, strategy, M&A, capital raise, FDA matters, medical reimbursement as well as sales, marketing, product development and product launch. He has extensive U.S. and International market expertise, and has significant experience with public company board and SEC matters. Currently, Mr. Stewart operates as a private consultant to multiple companies which he started in late 2016. He is working with companies from private start-up to mid-size public companies assisting them with major negotiations, new product and company launches, merger and acquisitions and capital raises. From 2014 through 2016, Mr. Stewart served as President, Chief Executive Officer and Director of publicly traded STRATA Skin Sciences, Inc. From 1990 to 2014, Mr. Stewart held the positions of CEO, COO and CFO at two publicly traded companies. In addition to his executive career and his non-independent board positions, Mr. Stewart has served as an independent public company director and as an advisor to the board of several private companies. Mr. Stewart obtained both his MBA in Finance and his BS in Accounting from LaSalle University in Philadelphia. Mr. Stewart was selected to serve on our Board because of his 36 years’ experience in executive management, operations and finance.

5

The newly appointed directors were not provided with any compensation in connection with their appointment.

Family Relationships

There are no family relationships among any of our officers or directors before or after the Closing.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers before or after the Closing has, during the past ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

OUTSTANDING CAPITAL STOCK

As of May 2, 2017, our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.  As of May 2, 2017, we had 4,418,266 shares of common stock and no shares of preferred stock outstanding.  Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.  As of the date of this Information Statement, the Contributor does not own any shares of our common stock.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our Common Stock as of May 2, 2017 by:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each director and executive officer prior to Closing;

•	all directors and executive officers as a group prior to Closing; and

•	each director after the Closing;

In determining the number and percentage of shares beneficially owned by each person, shares that may be acquired by such person pursuant to options exercisable or restricted stock that vest within 60 days after May 2, 2017 are deemed outstanding for purposes of determining the total number of outstanding shares for such person and are not deemed outstanding for such purpose for all other stockholders.  To our knowledge, except as otherwise indicated, beneficial ownership includes sole voting and dispositive power with respect to all shares. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 2300 Computer Drive, Building G, Willow Grove, PA 19090.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
5% Stockholders
Katsumi Oneda (3)	Common Stock	265,033	6.00%
Shlomo Ben-Haim (4)	Common Stock	361,253	8.18%
Renaissance Technologies LLC (5)	Common Stock	247,880	5.61%
Directors and Executive Officers Prior to Closing
Lewis C. Pell (6)	Common Stock	424,064	9.55%
Yoav Ben-Dror (7)	Common Stock	310,685	7.01%
Dolev Rafaeli (8)	Common Stock	185,375	4.16%
Dennis M. McGrath (9)	Common Stock	88,768	1.99%
Stephen P. Connelly (10)	Common Stock	1,602	*
All directors and officers as a group (5 persons named above)	Common Stock	1,010,494	22.33%
Directors After Closing
Suneet Singal	Common Stock	0	*
Richard J. Leider	Common Stock	0	*
Bob Froehlich	Common Stock	0	*
Dolev Rafaeli (8)	Common Stock	185,375	4.16%
Dennis M. McGrath (9)	Common Stock	88,768	1.99%
Michael R. Stewart	Common Stock	0	*

* Less than 1%.

(1)	Does not include beneficial ownership of shares of common stock that that the Contributor has agreed to purchase in the Contribution Transaction because the Contributor’s acquisition of such shares is subject to certain conditions outside of its control.

(2)	The percentages reported are based on 4,418,266 outstanding shares of our common stock as of May 2, 2017.

(3)	Includes 201,033 shares of common stock and 64,000 shares held by trusts with respect to which Mr. Oneda may be deemed to have beneficial ownership.

(4)	Shlomo Ben-Haim is, or may be deemed to be, the beneficial owner of 361,253 shares of common stock. Of the 361,253 shares, 230,772 shares are owned by Eastnet Investment Limited and the remaining shares are owned by Mr. Ben-Haim. Mr. Ben -Haim has voting and/or dispositive power over shares held by Eastnet Investment Limited. Mr. Ben-Haim's address is 8 Kensington Palace Gardens, London W84QP, United Kingdom. Eastnet Investment Limited's address is Nerine Chambers, PO Box 905, Road Town, Tortola, British Virgin Islands.

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(5)	Includes 229,928 sole dispositive power shares and 17,952 shared dispositive power shares. Renaissance Technologies LLC’s address is 800 Third Avenue, New York, NY 10022.

(6)	Includes 281,064 shares of common stock, 120,000 shares held by trusts with respect to which Mr. Pell may be deemed to have beneficial ownership and warrants to purchase 23,000 shares of common stock.

(7)	Includes 299,185 shares of common stock beneficially owned, and warrants to purchase 11,500 shares of common stock.

(8)	Includes 116,025 shares of common stock, 33,750 additional shares of common stock subject to restriction agreements with us and vested options to purchase 35,600 shares of common stock. Does not include unvested options to purchase up to 1,900 shares of common stock, which may vest more than 60 days after May 2, 2017.

(9)	Includes 26,528 shares of common stock, 24,750 additional shares of common stock subject to restriction agreements with us, and vested options to purchase 37,490 shares of common stock. Does not include options to purchase up to 1,400 shares of common stock, which may vest more than 60 days after May 2, 2017.

(10)	Includes 1,435 shares of common stock, and options to purchase up to 167 shares of common stock.

Except as contemplated by the Contribution Agreement, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

CORPORATE GOVERNANCE

Overview

Our Board maintains charters for select committees. In addition, our Board has adopted a written set of corporate governance guidelines and a code of business conduct and ethics and a code of conduct for our chief executive and senior financial officers that generally formalize practices that we already had in place. We have adopted a Code of Ethics on Interactions with Health Care Professionals, an Anti-Fraud Program and a policy for compliance with the Foreign Corrupt Practices Act. To view the charters of our Audit, Compensation and Nominations and Corporate Governance Committees, Code of Ethics, corporate governance guidelines, codes of conduct and whistle blower policy, please visit our website at www.photomedex.com, under the Corporate Governance section of the Investor Relations page (this website address is not intended to function as a hyperlink and the information contained on our website is not intended to be a part of this Information Statement). In compliance with NASDAQ rules, the majority of our Board is comprised of independent directors.

Governance Structure

We choose to separate the position of our Chief Executive Officer from that of our Chairman of the Board. Our Board has made this decision based on their belief that an independent Chairman of the Board can act as a balance to the Chief Executive Officer, who also serves as a non-independent director. The Board also has provided for the post of Vice Chairman, who will fulfill the duties of the Chairman when circumstances preclude the Chairman from fulfilling the duties of the chairmanship.

The Board’s Role in Risk Oversight

Our Board administers its risk oversight function as a whole by making risk oversight a matter of collective consideration. While management is responsible for identifying risks, our Board has charged the Audit Committee of the Board with evaluating financial and accounting risk, the Compensation Committee of the Board with evaluating risks associated with employees and compensation. Investor-related risks are usually addressed by the Board as a whole. We believe an independent Chairman of the Board adds an additional layer of insight to our Board’ risk oversight process.

Director Independence

In considering and making decisions as to the independence of each of the directors of the Company, the Board considered transactions and relationships between the Company (and its subsidiaries) and each director (and each member of such director’s immediate family and any entity with which the director or family member has an affiliation such that the director or family member may have a material indirect interest in a transaction or relationship with such entity). The Board has determined that the following directors are independent as defined in applicable SEC and NASDAQ rules and regulations, and that each constitutes an Independent Director as defined in NASDAQ Marketplace Rule 5605, and that such members constitute a majority of the entire Board: Lewis C. Pell, Yoav Ben-Dror and Stephen P. Connelly.

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It is currently anticipated that, as of the Closing, Richard J. Leider, Dr. Bob Froehlich, Michael R. Stewart and the Nonaffiliated Director will be Independent Directors and, therefore, four out of seven of the members of our Board following the Closing will be “independent.”

Audit Committee

Our Board has established an Audit Committee to assist it in fulfilling its responsibilities for general oversight of the integrity of our consolidated financial statements, compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence, the performance of our independent auditors and an internal audit function and risk assessment and risk management. Our Board has adopted a written charter for the Audit Committee that meets the applicable standards of the SEC and NASDAQ.

The duties of our Audit Committee include:

•	appointing, evaluating and determining the compensation of our independent auditors;

•	reviewing and approving the scope of the annual audit, the audit fee and the financial statements;

•	reviewing disclosure controls and procedures, internal control over financial reporting, any internal audit function and corporate policies with respect to financial information;

•	reviewing other risks that may have a significant impact on our financial statements;

•	preparing the Audit Committee report for inclusion in the annual proxy statement;

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting and auditing matters;

•	approving all related party transactions, as defined by applicable Nasdaq Rules, to which the Company is a party; and

•	evaluating annually the Audit Committee charter.

The Audit Committee works closely with management as well as our independent auditors. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding from us for, outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

The Audit Committee meets regularly and held seven meetings during 2016 and executed one unanimous written consent as part of a meeting.

The Audit Committee currently consists of Stephen P. Connelly (Chair), Lewis C. Pell and Yoav Ben-Dror. Our Board determined that each member of the Audit Committee satisfies the independence and other composition requirements of the SEC and NASDAQ. Our Board has determined that each member of the Audit Committee qualifies as an “audit committee financial expert” under Item 407(d)(5) of Regulation S-K and has the requisite accounting or related financial expertise required by applicable NASDAQ rules.

It is currently anticipated that as of the Closing, Lewis C. Pell, Yoav Ben-Dror and Stephen P. Connelly will resign from the Board and will cease to serve as members of the Audit Committee.  We have not yet made a final determination as to who the members of the Audit Committee will be as of the Closing.  However, it is currently anticipated that the members of the Audit Committee will be Michael R. Stewart, one Independent Director designated by the Contributor Parent, and the Nonaffiliated Director.

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Compensation Committee

Our Compensation Committee discharges the Board’s responsibilities relating to compensation of our Chief Executive Officer and other executive officers, produces an annual report on executive compensation for inclusion in our annual proxy statement and provides general oversight of compensation structure. Our Board has adopted a written charter for the Compensation Committee.

Other specific duties and responsibilities of the Compensation Committee include:

•	reviewing and approving objectives relevant to executive officer compensation;

•	evaluating performance and recommending to the Board the compensation, including any incentive compensation, of our Chief Executive Officer and other executive officers in accordance with such objectives;

•	reviewing employment agreements for executive officers;

•	recommending to the Board the compensation for our directors;

•	administering our equity compensation plans (except the Non-Employee Director Plan) and other employee benefit plans;

•	evaluating human resources and compensation strategies, as needed; and

•	evaluating periodically the Compensation Committee charter.

The Compensation Committee reviews executive compensation from time to time and reports to the Board, which makes all final decisions with respect to executive compensation. The Compensation Committee adheres to several guidelines in carrying out its responsibilities, including performance by the employees, our performance, enhancement of stockholder value, growth of new businesses and new markets and competitive levels of fixed and variable compensation.

The Compensation Committee held three formal meetings during 2016.

The Compensation Committee currently consists of Stephen P. Connelly (Chair), Lewis C. Pell and Yoav Ben-Dror. Our Board determined that each member of the Compensation Committee satisfies the independence requirements of NASDAQ.

It is currently anticipated that as of the Closing, Lewis C. Pell, Yoav Ben-Dror and Stephen P. Connelly will resign from the Board and will cease to serve as members of the Compensation Committee.  We have not yet made a determination as to who the members of the Compensation Committee will be as of the Closing.  However, it is currently anticipated that the members of the Compensation Committee will be Michael R. Stewart, one Independent Director designated by the Contributor Parent, and the Nonaffiliated Director.

Nominations and Corporate Governance Committee

Our Board has established a Nominations and Corporate Governance Committee for the purpose of reviewing all Board-recommended and stockholder-recommended nominees, determining each nominee’s qualifications and making a recommendation to the full Board as to which persons should be our Board’ nominees. Our Board has adopted a written charter for the Nominations and Corporate Governance Committee.

The duties and responsibilities of the Nominations and Corporate Governance Committee include:

•	identifying and recommending to our Board individuals qualified to become members of our Board;

•	recommending to our Board the director nominees for the next annual meeting of stockholders;

•	recommending to our Board director committee assignments;

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•	reviewing and evaluating succession planning for our Chief Executive Officer and other executive officers;

•	monitoring the independence of our directors;

•	developing and overseeing the corporate governance principles applicable to members of our Board, officers and employees;

•	monitoring the continuing education for our directors; and

•	evaluating annually the Nominations and Corporate Governance Committee charter.

The Nominations and Corporate Governance Committee held one meeting during 2016 in conjunction with a meeting of the full Board.

Our Nominations and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating nominees for our directors. Our Nominations and Corporate Governance Committee will regularly assess the appropriate size of our Board and whether any vacancies on the Board are expected due to retirement or other circumstances. When considering potential director nominees, the Nominations and Corporate Governance Committee also considers the candidate’s character, judgment, diversity, age, skills, including financial literacy and experience in the context of the needs of the Company and of our existing directors. The Nominations and Corporate Governance Committee also seeks director nominees who are from diverse backgrounds and who possess a range of experiences as well as a reputation for integrity. The Nominations and Corporate Governance Committee considers all of these factors to ensure that our Board as a whole possesses a broad range of skills, knowledge and experience useful to the effective oversight and leadership of the Company.

Our Nominations and Corporate Governance Committee does not have a specific policy with regard to the consideration of candidates recommended by stockholders, however any nominees proposed by our stockholders will be considered on the same basis as nominees proposed by the Board. If you or another stockholder want to submit a candidate for consideration to the Board, you may submit your proposal to our Corporate Counsel in accordance with the stockholder communication procedures set forth below.

The Nominations and Corporate Governance Committee currently consists of Stephen P. Connelly (Chair), Lewis C. Pell and Yoav Ben-Dror. Our Board determined that each member of the Nominations and Corporate Governance Committee satisfies the independence requirements of NASDAQ.

It is currently anticipated that as of the Closing, Lewis C. Pell, Yoav Ben-Dror and Stephen P. Connelly will resign from the Board and will cease to serve as members of the Nominations and Corporate Governance Committee.  We have not yet made a determination as to who the members of the Nominations and Corporate Governance Committee will be as of the Closing.  However, it is currently anticipated that the members of the Nominations and Corporate Governance Committee will be Michael R. Stewart, one Independent Director designated by the Contributor Parent, and the Nonaffiliated Director.

Stockholder Communications with the Board of Directors

Our Board has established a process for stockholders to communicate with the Board or with individual directors. Stockholders who wish to communicate with our Board or with individual directors should direct written correspondence to Michele Pupach, Corporate Counsel at mpupach@photomedex.com or to the following address (our principal executive offices): Board of Directors, c/o Corporate Secretary, 2300 Computer Drive, Building G, Willow Grove, Pennsylvania 19090. Any such communication must contain:

•	a representation that the stockholder is a holder of record of our capital stock;

•	the name and address, as they appear on our books, of the stockholder sending such communication; and

•	the class and number of shares of our capital stock that are beneficially owned by such stockholder.

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Ms. Pupach or the Corporate Secretary, as the case may be, will forward such communications to our Board or the specified individual director to whom the communication is directed unless such communication is unduly hostile, threatening, illegal or similarly inappropriate, in which case Ms. Pupach or the Corporate Secretary, as the case may be, has the authority to discard the communication or to take appropriate legal action regarding such communication.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our employees, officers and directors.  The Code of Ethics is available on our web site at www.photomedex.com under the Corporate Governance section of the Investor Relations page. We intend to provide disclosure of any amendments or waivers of our Code of Ethics on our website within four business days following the date of the amendment or waiver.

EXECUTIVE COMPENSATION

Summary Compensation Table - Fiscal Years Ended December 31, 2016 and 2015

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods.  No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($) (1)	Stock Awards ($) (2)	All Other Compensation ($) (3)	Total ($)
Dolev Rafaeli,	2016	495,000	1,200,000	71,719	46,347	1,813,066
Chief Executive Officer	2015	495,000	1,273,269	0	20,213	1,788,482
Dennis M. McGrath,	2016	395,000	316,000	52,594	45,156	808,750
President and Chief Financial Officer	2015	395,000	316,000	0	21,933	723,933

(1)	“Non-Equity Incentive Plan Compensation” in the foregoing table is the bonus earned in 2016 and 2015, even though such bonus may have been paid in a subsequent period. Dr. Rafaeli’s bonus of $1,200,000 and Mr. McGrath’s bonus of $316,000 remain accrued but unpaid for both 2016 and 2015.

(2)	The amounts shown for restricted stock awards relate to shares granted under our 2005 Equity Plan. These amounts are equal to the aggregate grant-date fair value with respect to the awards made in 2016 and 2015, computed in accordance with FASB ASC Topic 718 (formerly SFAS 123R), before amortization and without giving effect to estimated forfeitures.

(3)	“All Other Compensation” includes car allowance ($1,000 per month), premiums for supplementary life and/or disability insurance of $7,910 and matching 401(k) plan contributions of $2,962 for Mr. McGrath. For Dr. Rafaeli it includes matching 401(k) plan contributions of $13,250 and premiums for supplementary life and/or disability insurance of $6,549.

Outstanding Equity Awards Value at Fiscal Year-End Table

The following table includes certain information with respect to the value of all unexercised options and unvested shares of restricted stock previously awarded to the executive officers named above at the fiscal year end, December 31, 2016.

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	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (2)	Number of Securities Underlying Unexercised Options (#) Un-exercisable (2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Dolev Rafaeli	16,800	11,200	0	100.00	3/18/2022	0	0	N/A	N/A
	3,800	5,700	0	100.00	2/28/2023	0	0	N/A	N/A
	0	N/A	0	N/A	N/A	0	0	33,750	75,938
Dennis McGrath	1,750	0	0	31.20	6/15/19	0	0	N/A	N/A
	2,120	0	0	100.00	12/13/21	0	0	N/A	N/A
	10,020	0	0	78.00	12/13/21	0	0	N/A	N/A
	10,800	7,200	0	100.00	3/18/22	0	0	N/A	N/A
	2,800	4,200	0	100.00	2/28/23	0	0	N/A	N/A
	0	N/A	0	N/A	N/A	0	0	24,750	55,688

(1)	The market value of unvested shares of restricted stock is based on $2.20 per share, which was the closing price of our stock on December 31, 2016.

(2)	All options grants were under the 2005 Equity Plan. This table has been updated to reflect the one for five reverse stock split effected September 23, 2016.

Mr. Rafaeli and Mr. McGrath vest in the 45,000 and 33,000 shares of restricted stock, respectively, granted on November 7, 2014 equally on each of the first four anniversaries of the issuance date. The outstanding stock options vest ratably on each of the five anniversaries of the grant date. All unvested shares and options vest upon a change of control as defined in each of their employment agreements. Upon the sale of the consumer products division to ICTV Brands Inc. on January 23, 2017, a change of control event was triggered.

Director Compensation

Directors who are also our employees receive no separate compensation for serving as directors or as members of committees of our Board. Effective December 12, 2011, each outside director receives an annual cash retainer of $40,000, payable quarterly and the chairman of each committee receives an additional annual fee of $10,000 for audit, $5,000 for each of compensation and nominations. The table below sets forth our non-employee directors’ compensation through December 31, 2016.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($) (1)	Total ($)
Lewis Pell	40,000	0	40,000
Yoav Ben-Dror	45,000	360,000	405,000
Stephen P. Connelly	40,000	0	40,000
Dan Amiram (former director)	50,000	0	50,000

(1)	Dr. Ben-Dror receives a monthly payment of $30,000 for his services as the executive director for Radiancy Ltd. and Photo Therapeutics, Ltd.

TRANSACTIONS WITH RELATED PERSONS

None of our directors, director nominees, executive officers, 5% stockholders, or immediate family member of such persons has been involved in any transactions with us which are required to be disclosed pursuant to Item 404 of Regulation S-K.

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LEGAL PROCEEDINGS

To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer, affiliate or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

SECTION 16(A) BENEFICIAL OWNERSHIP COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers and beneficial holders of more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. We believe, based solely on a review of the copies of such reports furnished to us and representations of these persons that all reports needed to be filed have been filed for the year ended December 31, 2016.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at, or obtain copies of this information by mail from, the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 for further information about the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

We maintain an internet website at www.photomedex.com. Copies of the charters of each of the Audit, Compensation and Nominations and Corporate Governance Committees, together with certain other corporate governance materials, including our Code of Ethics, can be found under the Corporate Governance section of the Investor Relations page (this website address is not intended to function as a hyperlink and the information contained on our website is not intended to be a part of this Information Statement).

By Order of the Board of Directors

/s/ Michele Pupach
Michele Pupach
Secretary

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